One International Place

40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

JOHN O’HANLON

john.o’hanlon@dechert.com

+1 617 728 7111    Direct

+ 1 617 275 8367   Fax

February 14, 2023

VIA EDGAR CORRESPONDENCE

Bernard Nolan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Mr. Nolan:

We are writing in response to a comment you provided telephonically to me on January 30, 2023 with respect to the Registrant’s Post-Effective Amendment No. 178, filed on December 20, 2022, relating to Hartford Real Asset Fund (formerly, The Hartford Global Real Asset Fund) (the “Fund”). On behalf of the Registrant, we have reproduced your comment below and provided the Fund’s response immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

Comment:

The Fund’s Annual Fund Operating Expenses table contains a footnote stating that that the expense reimbursement arrangement continues until February 28, 2023. To the extent that the expense reimbursement arrangement will not be continued for at least one year from the effective date of the prospectus, please remove the line items “Fee waiver and/or expense reimbursement” and “Total annual fund operating expenses after fee waiver and/or expense reimbursement” and the corresponding footnote.

Response:

The expense reimbursement arrangement has been extended through February 29, 2024. Accordingly, the Registrant has retained the line items and footnote relating to the expense reimbursement arrangement in the Fund’s Prospectus and has updated the footnote to reflect the new date.

February 14, 2023 Page 2

Should you have any questions, please feel free to contact me at (617) 728-7111.

Sincerely,
/s/ John V. O’Hanlon
John V. O’Hanlon
cc: Alice A. Pellegrino
Corey F. Rose
Alexander C. Karampatsos